Exhibit 99.1

Caledonia Mining Corporation Plc

Caledonia declares quarterly dividend of 6.875 cents per share

(NYSE AMERICAN: CMCL, AIM: CMCL; TSX: CAL)

St Helier, October 3, 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) today announces that its board of directors has declared a dividend of six and seven eighths United States cents (US$0.06875) on each of the Company's common shares. This amount represents the revised quarterly dividend policy following the overall one for five consolidation of the Company’s common shares on June 26, 2017.

The relevant dates relating to the dividend are as follows:

•	Ex-dividend date for shares held on the share register: October 11, 2017

•	Ex-dividend date for shares held through depositary interests in CREST in the UK: October 12, 2017

•	Record date: October 13, 2017

•	Dividend cheque mailing date: October 27, 2017

Shareholders and depositary interest holders in Canada and the UK will be paid in Canadian Dollars and Sterling respectively. The Canadian Dollar and Sterling dividend payments will be calculated using the relevant Bank of Canada exchange rates on the record date.

Chief Executive Officer, Steve Curtis, said:

“Caledonia maintains its quarterly dividend at 6.875 cents per share, reflecting a continuing strong balance sheet and cash position despite the ongoing investment in the Central Shaft project (the Investment Plan).

“Production remains on track for 52,000 to 57,000 ounces of gold from the Blanket Mine during 2017 as we progress towards our goal of 80,000 ounces per year by 2021 as a result of the Investment Plan.

“Caledonia intends to continue to distribute cash to shareholders whilst simultaneously retaining a robust balance sheet as we enter the final stages of the Central Shaft project and we look forward to updating the market on our recent performance with our third quarter results, which are expected to be released on or about November 15, 2017.”

Caledonia’s Dividend Policy

Caledonia’s strategy to maximise shareholder value includes a quarterly dividend policy which the board of directors adopted in 2014.

Head and Registered Office: Caledonia Mining Corporation Plc

3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com

On July 3, 2017 the board approved a revised quarterly dividend policy by increasing the amount of the quarterly dividend fivefold from 1.375 United Shares cents per share to 6.875 United Shares cents per share to reflect the one for five share consolidation that was completed at the end of June 2017. The net overall effect has been to maintain the aggregate amount of the quarterly dividend.

Since 2013, Caledonia has paid dividends to shareholders totaling the equivalent of approximately US$1.58 per share (on a post share consolidation basis).

It is expected that the dividend of twenty-seven and a half United States cents per annum, paid in equal quarterly instalments, will be maintained. Caledonia continues to maintain its strong financial position and is satisfied that it can implement its stated growth strategy without the need to raise third party finance.

Effect of the re-domicile from Canada to Jersey, Channel Islands

Following the re-domicile of the Company from Canada to Jersey with effect from March 19, 2016, the dividend is no longer subject to Canadian withholding tax and it is no longer eligible for the purposes of the Income Tax Act (Canada).

About Caledonia Mining

Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket Mine”). Caledonia’s shares are listed on NYSE American (symbol: CMCL) and on the Toronto Stock Exchange (symbol: CAL) and depositary interests representing the shares are traded on London’s AIM (symbol: CMCL).

At June 30, 2017, Caledonia had cash of approximately US$10.9m. Blanket Mine plans to increase production from 50,351 ounces of gold in 2016 to approximately 80,000 ounces by 2021; Blanket Mine’s target production for 2017 is 52,000 to 57,000 ounces. Caledonia expects to publish its results for the quarter to 30 September 2017 on November 15, 2017.

For further information please contact:

Caledonia Mining Corporation Plc

Mark Learmonth	Tel: +44 1534 679 802
Maurice Mason	Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, our plans and timing regarding further exploration and drilling and development,. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices and delays in the development of projects.

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs and risks relating to the uncertainty of timing of events including targeted production rate increase. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.